THE INDUSTRIAL DISTRIBUTION EXPERTS
September 28, 2010

Re:	DXP Enterprises, Inc. Registration Statement on Form S-3 Registration No. 333-166582
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Attention:	Pamela A. Long, Assistant Director Era Anagnosti, Staff Attorney
Ladies and Gentlemen:
     The undersigned hereby requests that the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-166582) be accelerated so that such Registration Statement will become effective at 4:00 p.m., EDT, on September 30, 2010, or as soon thereafter as practicable.
     The undersigned acknowledges to the Securities and Exchange Commission (the “Commission”) that:
     (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     (c) the undersigned may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please notify Laura J. McMahon of Fulbright & Jaworski L.L.P., counsel to DXP Enterprises, Inc., at (713) 651-5658 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, DXP ENTERPRISES, INC.
By:	/s/ Mac McConnell
Mac McConnell
Senior Vice President/Finance & Chief Financial Officer

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